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                             February 17, 2023

       Andrew Lee
       Chief Executive Officer
       Global Engine Group Holding Ltd
       Room C, 19/F, World Tech Centre
       95 How Ming Street, Kwun Tong
       Kowloon, Hong Kong

                                                        Re: Global Engine Group
Holding Ltd
                                                            Amendment No. 3 to
Registration Statement on Form F-1
                                                            Filed February 8,
2023
                                                            File No. 333-266919

       Dear Andrew Lee:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 25, 2023 letter.

       Form F-1 filed February 8, 2023

       Management, page 69

   1. We note that, in response to our prior comment 1, Mr. Lee signed the registration statement in the
capacity of Principal Financial Officer and Principal Accounting Officer.
                                                        Please disclose
clearly, if true, that he is currently serving as your acting Principal
                                                        Financial Officer and
Principal Accounting Officer.
       General

   2. You disclose on page ALT-1 that selling shareholders will be offering the shares at $4.50 per share but state on
the cover page that the selling shareholders will be offering the
 Andrew Lee
Global Engine Group Holding Ltd
February 17, 2023
Page 2
      shares at prevailing market prices or privately negotiated prices after close of the initial public offering. Please clarify.
       You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or
Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce, Staff
Attorney, at (202) 551-3887 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                              Sincerely,
FirstName LastNameAndrew Lee
                                                              Division of
Corporation Finance
Comapany NameGlobal Engine Group Holding Ltd
                                                              Office of
Technology
February 17, 2023 Page 2
cc:       Arila Zhou
FirstName LastName